Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2014

Athens, Greece, April 29, 2014 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2014.

•	Voyage revenues of $114.9 million for the three months ended March 31, 2014.

•	Voyage revenues adjusted on a cash basis of $117.5 million for the three months ended March 31, 2014.

•	Adjusted EBITDA of $82.1 million for the three months ended March 31, 2014.

•	Net income of $19.8 million for the three months ended March 31, 2014.

•	Net income available to common stockholders of $17.2 million or $0.23 per share for the three months ended March 31, 2014.

•	Adjusted Net income available to common stockholders of $26.3 million or $0.35 per share for the three months ended March 31, 2014.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

Dividend Announcements- Dividend Increase

•
On April 29, 2014, the Board of Directors approved a one cent increase in the quarterly dividend and the Company declared a dividend of $0.28 per share of common stock for the first quarter ended March 31, 2014, payable on May 13, 2014, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on May 9, 2014. This will be the Company’s fourteenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

•
On March 31, 2014, the Company declared a dividend of $0.476563 per share of its Series B Preferred Stock and a $0.495833 per share of its Series C Preferred Stock, both paid on April 15, 2014, to holders of record on April 14, 2014.

New Business Developments

•
On March 14 and April 28, the Company took delivery of the 9,403 TEU newbuild containership vessels MSC Ajaccio and MSC Amalfi, both built by Shanghai Jiangnan Changxing Heavy Industry in China. Upon delivery, both vessels commenced long term charters with MSC.

•
On April 16, 2014, the Company took delivery of the 2000-built, 1,645 TEU containership Neapolis. The vessel was purchased from an insolvency administrator. The acquisition was 90% funded out of bank financing provided by an existing lender to the Company. The vessel has been chartered to Yang Ming for a period of minimum 4 and maximum 6 months starting from around May 8, 2014, at a daily rate of $8,100.

•	The Company entered into the following charter agreements:
o	Agreed to extend the charter of the 5,928 TEU 2003-built Venetiko with PIL for a period of minimum 11 and maximum 15 months starting from April 20, 2014, at a daily rate of $12,250.
o	Agreed to extend the charter of the 3,842 TEU 1998-built Kyparissia with Evergreen for a period of minimum 20 and maximum 30 days starting from May 12, 2014, at a daily rate of $8,000.
o	Agreed to extend the charter of the 2,458 TEU 1997-built Messini with Evergreen for a period of six months starting from April 1, 2014, at a daily rate of $7,500.
o
Exercised our option to extend the charter of the 2,020 TEU 1991-built MSC Pylos with MSC for a period of approximately two years starting from February 28, 2014. The daily rate for the first year of the extension has been set at $7,600.

o	Agreed to charter the 1,504 TEU 1996-built Prosper with Evergreen for a period of minimum 4 and maximum 6 months starting from May 3, 2014, at a daily rate of $7,400.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company delivered positive results while at the same time implementing its fleet renewal and expansion strategy.

Regarding our existing newbuilding program, we accepted delivery of all ten newbuildings ordered during 2011. All the ships have commenced their long-term charter employment.

Due to these business developments, we are pleased to announce that the Board of Directors has approved a dividend increase of one cent for the first quarter of the year as a result of our increasing long term cash flows.

Recently we acquired from an insolvency administrator a 2000-built 1,645 TEU container vessel. The acquisition was funded 90% with bank debt and forms part of a broader agreement between the Company and the vessel’s current lending bank. After delivery, the vessel will commence its charter employment.

Regarding our chartering arrangements, our re-chartering risk is minimized. The charters for the vessels opening in 2014 account for approximately 3% of our 2014 contracted revenues.

Finally, on March 31, we declared a dividend on our Series B and Series C Preferred Stock, paid on April 14.

We continue to execute successfully on our growth strategy. We feel we are well positioned to continue to grow selectively and on healthy grounds.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014

Voyage revenue	$91,536	$114,898
Accrued charter revenue (1)	$3,292	$2,646
Voyage revenue adjusted on a cash basis (2)	$94,828	$117,544

Adjusted EBITDA (3)	$61,226	$82,082

Adjusted Net Income available to common stockholders (3)	$21,939	$26,314
Weighted Average number of shares	74,800,000	74,800,000
Adjusted Earnings per share (3)	$0.29	$0.35

EBITDA (3)	$64,022	$72,995
Net Income	$24,735	$19,833
Net Income available to common stockholders	$24,735	$17,227
Weighted Average number of shares	74,800,000	74,800,000
Earnings per share	$0.33	$0.23

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2014 and March 31, 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014

Net Income	$24,735	$19,833
Distributed earnings allocated to Preferred Stock	-	(2,606)
Net Income available to common stockholders	24,735	17,227
Accrued charter revenue	3,292	2,646
Gain on sale/disposals of vessels	(2,909)	-
Swaps breakage cost	-	6,712
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	2,503
Realized Gain on Euro/USD forward contracts	(190)	-
Gain on derivative instruments	(2,989)	(2,774)

Adjusted Net income available to common stockholders	$21,939	$26,314
Adjusted Earnings per Share	$0.29	$0.35
Weighted average number of shares	74,800,000	74,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale/disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage cost, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2013	2014

Net Income	$24,735	$19,833
Interest and finance costs	17,564	25,796
Interest income	(209)	(150)
Depreciation	19,882	25,208
Amortization of prepaid lease rentals	-	410
Amortization of dry-docking and special survey costs	2,050	1,898
EBITDA	64,022	72,995
Accrued charter revenue	3,292	2,646
Gain on sale/disposals of vessels	(2,909)	-
Swaps breakage cost	-	6,712
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	2,503
Realized Gain on Euro/USD forward contracts	(190)	-
Gain on derivative instruments	(2,989)	(2,774)
Adjusted EBITDA	$61,226	$82,082

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale/disposals of vessels, realized gain/ (loss) on Euro/USD forward contracts, swaps breakage cost, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.